As filed with the Securities and Exchange Commission on July 8, 2003
Registration No. 333-_____

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA (State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.) 54-1387365

500 VOLVO PARKWAY
CHESAPEAKE, VIRGINIA 23320
(757) 321-5000
(Address and telephone number of registrant's principal executive offices)

DOLLAR TREE STORES, INC.
2003 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN
(Full title of the plan)

FREDERICK C. COBLE DOLLAR TREE STORES, INC. 500 VOLVO PARKWAY CHESAPEAKE, VA 23320 (757) 321-5000 (Name, address and telephone number of agent for service)	with a copy to: WILLIAM A. OLD, JR. JOHN S. MITCHELL, JR. HOFHEIMER NUSBAUM, P.C. 999 WATERSIDE DRIVE, SUITE 1700 NORFOLK, VIRGINIA 23510 (757) 622-3366

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock (par value $.01)	500,000 shares (2)	$31.85 (3)	$15,925,000	$1,288.33 (3)

(1) Also includes such indeterminate number of additional shares which may be offered and issued to prevent dilution from stock splits, stock dividends or similar transactions pursuant to the Plan.

(2) Represents shares offered or to be offered under the Dollar Tree Stores, Inc. 2003 Non-Employee Director Stock Option Plan approved by Dollar Tree Stores, Inc. Board of Directors on April 23, 2003 and by its shareholders on June 19, 2003.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h)(1) based upon the average of the reported high and low sales prices for a share of Common Stock on July 1, 2003 as reported on the Nasdaq National Market.

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This Registration Statement includes a Total of 8 Pages.
Exhibit Index on Page 8.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed with the Commission by the Company pursuant to the Securities Exchange Act of 1934 (the "1934 Act"), (Commission 1934 Act File No. 0-25464) are incorporated by reference herein:

(1)   The Registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(2)   The Registrant's Quarterly Report on Form 10-Q for the quarter ended May 3, 2003.

(3)   The Registrant's Current Reports on Form 8-K dated April 7, May 8, May 20, May 29, June 2, June 19, June 30 and July 7, 2003.

(4)   All documents filed with the Commission by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act subsequent to the date hereof and prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold.

(5)   The description of the Registrant's Common Stock contained in the Registrant's 1934 Act registration statement on Form 8-a dated March 6, 1995, filed with the Commission pursuant to Section 12 of the 1934 Act, including any amendment thereto or report filed for the purpose of updating such description.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.   DESCRIPTION OF SECURITIES

Not applicable, see Item 3(5) above.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL

Not applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The information required by this item is hereby incorporated herein by this reference to the Company's Registration Statement on Form S-1 (Registration No. 33-88502), as amended, initially filed with the Commission on January 13, 1995.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED

Not Applicable.

ITEM 8. EXHIBITS

NUMBER	DESCRIPTION
*4.1	Third Restated Articles of Incorporation, as amended (See to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1996, which is incorporated herein by this reference).
*4.2	Second Restated Bylaws (See Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 33- 88502), as amended (the "1995 Registration Statement"), initially filed with the Commission on January 13, 1995, which is incorporated herein by this reference).
*4.3	Form of Common Stock Certificate (See Exhibit 4.5 to the 1995 Registration Statement, which is incorporated herein by this reference).
**4.4	Dollar Tree Stores, Inc. 2003 Non-Employee Director Stock Option Plan (filed herewith).
**5.1	Opinion of Hofheimer Nusbaum, P.C. regarding legality of shares being issued (filed herewith)
**23.1	Consent of Independent Auditors (filed herewith).
**23.2	Consent of Counsel (See Exhibit 5.1).
**24.1	Power of Attorney (See Signature Page).

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*   Previously filed as an exhibit to the referenced filing, which is herein incorporated by reference.
**   Filed herewith

ITEM 9. UNDERTAKINGS

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into this Registration Statement;

(2)   That for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of the Plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934)

that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesapeake, Commonwealth of Virginia, on the 8th day of July, 2003.

DOLLAR TREE STORES, INC.

By   /s/ Macon F. Brock, Jr.

Macon F. Brock, Jr.
Chairman; Chief Executive Officer

DOLLAR TREE STORES, INC.

By   /s/ Frederick C. Coble

Frederick C. Coble
Chief Financial Officer

The registrant and each person whose signature appears below constitutes and appoints Macon F. Brock, Jr. and Frederick C. Coble named in this Registration statement, and each of them, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her, or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to the Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Macon F. Brock, Jr. Macon F. Brock, Jr.	Chairman of the Board; Chief Executive Officer; Director	July 8, 2003
/s/ H. Ray Compton H. Ray Compton	Director	July 2, 2003
/s/ Richard Lesser Richard Lesser	Director	July 1, 2003
/s/ John F. Megrue John F. Megrue	Vice Chairman; Director	July 3, 2003
/s/ J. Douglas Perry J. Douglas Perry	Director	July 2, 2003
/s/ Thomas A. Saunders, III Thomas A. Saunders, III	Director	July 2, 2003
/s/ Eileen Scott Eileen Scott	Director	July 1, 2003
/s/ Alan L. Wurtzel Alan L. Wurtzel	Director	July 1, 2003

INDEX TO EXHIBITS

NUMBER	DESCRIPTION
*4.1	Third Restated Articles of Incorporation, as amended (See to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1996, which is incorporated herein by this reference).
*4.2	Second Restated Bylaws (See Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 33- 88502), as amended (the "1995 Registration Statement"), initially filed with the Commission on January 13, 1995, which is incorporated herein by this reference).
*4.3	Form of Common Stock Certificate (See Exhibit 4.5 to the 1995 Registration Statement, which is incorporated herein by this reference).
**4.4	Dollar Tree Stores, Inc. 2003 Non-Employee Director Stock Option Plan (filed herewith).
**5.1	Opinion of Hofheimer Nusbaum, P.C. regarding legality of shares being issued (filed herewith)
**23.1	Consent of Independent Auditors (filed herewith).
**23.2	Consent of Counsel (See Exhibit 5.1).
**24.1	Power of Attorney (See Signature Page).

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* Previously filed as an exhibit to the referenced filing, which is herein incorporated by reference.
** Filed herewith

EXHIBIT 4.4

DOLLAR TREE STORES, INC.
2003 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

1. PLAN ADMINISTRATION AND ELIGIBILITY.

    1.1.   PURPOSE. The purpose of the Dollar Tree Stores, Inc. (the "Company") 2003 Non-Employee Director Stock Option Plan (the "Plan") is to advance the interests of the Company and its shareholders by attracting and retaining the highest quality of experienced persons as Non-Employee Directors and to further align the interests of the Non-Employee Directors with the interests of the Company's shareholders.

    1.2.   ADMINISTRATION. The award of Options under the Plan shall be as described in Section 3. The Plan shall be administered, construed and interpreted by the Board of Directors of the Company. Pursuant to such authorization, the Board of Directors shall have the responsibility for carrying out the terms of the Plan, including but not limited to prescribe the form of the agreement applicable to evidence the award of Options under the Plan, to construe the Plan, to determine all questions arising under the Plan, and to adopt and amend rules and regulations for the administration of the Plan as it may deem desirable. To the extent permitted under the securities laws applicable to compensation plans including, without limitation, the requirements of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or under the Internal Revenue Code of 1986, as amended (the "Code"), a committee of the Board of Directors, or a subcommittee of any committee, may exercise the discretion granted to the Board under the Plan, provided that the composition of such committee or subcommittee shall satisfy the requirements of Rule 16b-3 under the Exchange Act, or any successor rule or regulation. The Board of Directors may also designate a plan administrator to manage the record keeping and other routine administrative duties under the Plan.

    1.3.   PARTICIPATION IN THE PLAN. Individuals who, as of the day following each year's annual meeting date ("Eligibility Date"), are directors of the Company and who are not employees of the Company or any of its subsidiaries, are eligible to receive grants of options in accordance with Section 3.1 of this Plan ("Eligible Directors"). Grant awards to any Eligible Director who was an employee of the company or any of its subsidiaries at any time during the same calendar year as the Eligibility Date shall be at the discretion of the Board.

2. STOCK SUBJECT TO THE PLAN.

    2.1.   NUMBER OF SHARES. The maximum number of shares of the Company's $0.01 par value Common Stock ("Common Stock" or "Shares") which may be issued pursuant to options granted under this Plan shall be 500,000 Shares, subject to adjustment as provided in Section 4.4.

    2.2.   NON-EXERCISED SHARES. If any outstanding option under this Plan for any reason expires or is forfeited or terminated without having been exercised in full, the Shares allocable to the unexercised portion of the option shall again become available for issuance under options granted pursuant to this Plan.
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2.3.   SHARE ISSUANCE. Upon the exercise of an option, the Company may issue new Shares or reissue Shares previously repurchased by or on behalf of the Company.

2.4.   GENERAL RESTRICTIONS. Delivery of Shares under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any Shares under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any securities exchange or similar entity.

(b) To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of Shares, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

2.5.   TAX WITHHOLDING. The Board may condition the delivery of any shares or other benefits under the Plan on satisfaction of any applicable withholding obligations. The Board, in its discretion, and subject to such requirements as the Board may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the participant, through the surrender of Shares which the Participant already owns, or through the surrender of Shares to which the participant is otherwise entitled under the Plan.

3. OPTIONS.

3.1.   OPTION GRANT DATES. Unless otherwise determined by the Board, and subject to shareholder approval, as may be required by law, options shall be granted automatically to each Eligible Director on the business day following each year's annual meeting date (the "Grant Date"). Any non-employee director first elected as a director after the Eligibility Date but before the next annual meeting shall be granted an option as the Board shall determine in its sole discretion, but in any case covering no more than twice the number of shares granted to Eligible Directors on the most recent Grant Date. The Grant Date for an option granted to a newly elected director hereunder shall be the date of such director's election to the Board, and the Option Price of such option shall be determined as of such Grant Date.

3.2.   OPTION PRICE. The purchase price per share for the Shares covered by each option shall be the closing sale price on the last trading date preceding the Grant Date (the "Option Price") for a share of Common Stock as reported on the principal exchange or market on which the Common Stock is then listed or admitted to trading, or, if the Common Stock is not then so listed, as determined in good faith by the Board. Repricing of options after the date of grant shall not be permitted.

3.3.   NUMBER OF OPTION SHARES. The number of Shares subject to options ranted to each participating director on each Grant Date shall be 9,000; provided however that the Board of Directors may reduce this amount or adopt a formula to determine the number of Shares subject to options to be granted, provided however that the number of such Shares may not be increased over 9,000 without shareholder approval. Options which may be granted to participating directors

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pursuant to this Section 3 are in addition to any Options which may be
issued to such directors in lieu of annual fee payments pursuant to other
applicable Company plans.

3.4.   PERIOD OF OPTION. Unless otherwise determined by the Board, Options
shall vest and become exercisable immediately, subject to the provisions of the
Plan. The options will expire ten years after the Grant Date or three years
after the date the Non-employee Director is no longer a director of the Company,
whichever occurs earlier.

3.5.   DIRECTOR TERMINATIONS. In the event that a Director's service on the
Board ceases due to death, disability or retirement, all outstanding options
then held by the Director shall remain exercisable for a period of three years
following the cessation of service. Except as otherwise provided by the Board,
in the event that a Director's service on the Board ceases due to resignation,
or other voluntary removal, vested and exercisable shares shall remain
exercisable for a period of one year following the cessation of service. In any
event, if a Director is involuntarily removed for breach of duty, dishonesty or
any other cause, all vested and exercisable shares of options awarded under this
plan are immediately forfeit.

3.6.   WRITTEN DOCUMENTATION. Each grant of an option under this Plan shall
be evidenced in writing, which shall comply with and be subject to the terms and
conditions contained in this Plan.

3.7.   NON-STATUTORY STOCK OPTIONS. Options granted under this Plan shall
not be entitled to special tax treatment under Section 422A of the Internal
Revenue Code of 1986.

3.8.   EXERCISE OF OPTIONS. Options may be exercised only by written notice
to the secretary of the Company and payment of the exercise price in (i) cash,
(ii) Shares, or (iii) delivery of an irrevocable written notice instructing the
Company to deliver the Shares being purchased to a broker, who may be selected
by the Company, subject to the broker's written guarantee to deliver cash to the
Company, in each case equal to the full consideration of the Option Price for
the Shares which are being exercised and any required tax withholding. Options
may be exercised in whole or in part. The Board may impose other restrictions or
requirements on the permissible method of exercise.

3.9.   OPTIONS NOT TRANSFERABLE. Except as otherwise permitted by the
Board, each option granted under this Plan shall not be transferable by the
optionee other than by will or by the laws of descent and distribution. However,
subject to Board approval, the Board may provide that all or a portion of an
Option may be granted to an optionee upon terms that permit transfer of the
Option in a form and manner determined by the Board. Any person to whom an
Option is transferred pursuant to this Section 3.9 shall agree in writing to be
bound by the terms of the Plan and the stock option agreement for such Option as
if such transferee had been an original signatory thereto, and to execute and/or
deliver to the Board any documents as may be requested by the Board from time to
time.

3.10.   EXERCISE BY REPRESENTATIVE FOLLOWING DEATH OF DIRECTOR. A director,
by written notice to the Company, may designate one or more persons (and from
time to time change such designation), including his or her legal
representative, who, by reason of the director's death, shall
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acquire the right to exercise all or a portion of an option granted under this Plan. Any exercise by a representative shall be subject to the provisions of this Plan.

4. GENERAL PROVISIONS.

    4.1   EFFECTIVE DATE OF THIS PLAN. This Plan shall be effective July 1, 2003, subject to approval by the shareholders of the Company. Upon such approval, this plan shall supercede and replace any previously existing provision for the grant of options to Directors, including grants allowable in 2003 under such previously existing provisions.

    4.2   DURATION OF THIS PLAN. This Plan shall remain in effect until all Shares subject to option grants have been purchased or all unexercised options have expired. Notwithstanding the foregoing, no options may be granted pursuant to this Plan on or after the 10th anniversary of this Plan's effective date.

    4.3   AMENDMENT OF THIS PLAN. The Board of Directors may suspend or discontinue this Plan or revise or amend it in any respect, provided, however, that, without approval of the Company's shareholders, no revision or amendment shall (i) change the total number of Shares subject to this Plan (except as provided in Section 4.4), (ii) change the designation of the class of directors eligible to participate in the Plan, (iii) change the exercise price of the options, or (iv) materially increase the benefits accruing to participants under or the cost of this Plan to the Company. Moreover, in no event may Plan provisions be amended more than once every 6 months, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act, or the rules and regulations thereunder. No amendment, modification, or termination of this Plan shall in any manner adversely affect the rights of any director holding options granted under this Plan without his or her consent.

    4.4   CHANGES IN SHARES. In the event of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, or other change in the corporate structure or capitalization affecting the Shares, the Board (whose determination shall be binding on all persons) may take such actions with respect to the Plan and any outstanding Options as it deems appropriate, including adjusting appropriately the number and kind of shares of stock or securities of the Company to be subject to the Plan (including the aggregate numbers specified in Section 2.1) and to Options then outstanding or to be granted under the Plan, the maximum number of shares or securities which may be delivered under the Plan, the exercise price and any other relevant provisions. If the adjustment would produce fractional shares with respect to any unexercised Option, the Board may adjust appropriately the number of shares covered by the Option so as to eliminate the fractional shares. Notwithstanding anything in the Plan to the contrary, the Board may take the foregoing actions without the consent of any optionee, and the Board's determination shall be conclusive and binding on all persons for all purposes.

    4.5   CHANGE OF CONTROL. If a Change of Control of the Company shall occur, then the Board may, in its discretion, determine that all outstanding Options shall become fully exercisable. If the Board determines to accelerate any such outstanding Options, then such Options shall remain vested and/or exercisable during the remaining term thereof, regardless of whether the Director shall continue with the Company or any Subsidiary. The Board, in its sole discretion, and without
<Page>

the consent of any Director affected thereby, may determine that some or all Directors holding outstanding Options shall receive cash settlements in exchange for redemption of all or a part of such Options. For purposes of the Plan, the term "Change of Control" shall mean (a) the sale, lease, exchange or other transfer of all or substantially all of the assets of the Company (in one transaction or in a series of related transactions) to a corporation that is not controlled by the Company, (b) the approval by the shareholders of the Company of any plan or proposal for the liquidation or dissolution of the Company, (c) a successful tender offer for the Common Stock of the Company, after which the tendering party holds more than 30% of the issued and outstanding Common Stock of the Company, or (d) a merger, consolidation, share exchange, or other transaction to which the Company is a party pursuant to which the holders of all of the shares of the Company outstanding prior to such transaction do not hold, directly or indirectly, at least 70% of the outstanding shares of the surviving company after the transaction.

     4.6   LIMITATION OF RIGHTS.

        4.6.1   NO RIGHT TO CONTINUE AS A DIRECTOR. Neither this Plan, nor the granting of an option under this Plan, nor any other action taken pursuant to this Plan shall constitute or be evidence of any agreement or understanding, express or implied, that the Company will retain a director for any period of time, or at any particular rate of compensation.

        4.6.2   NO SHAREHOLDERS' RIGHTS FOR OPTIONS. An optionee shall have no rights as a shareholder with respect to the Shares covered by his or her options until the date of the issuance to him or her of a stock certificate therefore.

     4.7   ASSIGNMENTS. The rights and benefits under this Plan may not be assigned except as provided in Sections 3.9 and 3.10.

     4.8   NOTICE. Any written notice to the Company required by any of the provisions of this Plan shall be addressed to the secretary of the Company and shall become effective when it is received.

     4.9   SHAREHOLDER APPROVAL AND REGISTRATION STATEMENT. This Plan shall be approved by the Board of Directors and submitted to the Company's shareholders for approval. Any options granted under this Plan prior to effectiveness of a registration statement filed with the Securities and Exchange Commission covering the Shares to be issued hereunder shall not be exercisable until, and are expressly conditional upon, the effectiveness of a registration statement covering the Shares.

     4.10   GOVERNING LAW. This Plan and all determinations made and actions taken pursuant hereto shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

     4.11   SEVERABILITY. If any term or provision of this Plan or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, then the remainder of the Plan, or the application of such term or provision to persons or circumstances other than those as to
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which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision hereof shall be valid and be enforced to the fullest extent permitted by applicable law.

Exhibit 5.1

July 1, 2003

Dollar Tree Stores, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

RE: Dollar Tree Stores, Inc. 2003 Non-Employee Director Stock Option Plan
        Form S-8 under the Securities Act of 1933, as amended

Ladies and Gentlemen:

        We have acted as counsel to Dollar Tree Stores, Inc. (the "Company") in connection with the registration by the Company under the Securities Act of 1933, as amended (the "Act") of 500,000 shares of Common Stock of Dollar Tree Stores, Inc., a Virginia corporation (the "Shares") issuable under the Dollar Tree Stores, Inc. 2003 Non-Employee Director Stock Option Plan (the "Plan") under a Registration Statement on Form S-8 (the "Registration Statement") expected to be filed with the Securities and Exchange Commission on July 8, 2003.

        We have examined such documents, records, and matters of law as we have deemed necessary for purposes of this opinion and, based thereon, we are of the opinion that, when the Shares have been registered under the Act, when the Company has completed the actions being taken in order to permit issuance of the Shares in accordance with the securities laws of the various states where required, and when the Company receives consideration for the Shares in accordance with the provisions of the Plan and the Shares have been issued by the Company as provided under the Plan, the Shares will be legally and validly issued, fully-paid and non-assessable.

        This opinion letter is limited to the laws of the Commonwealth of Virginia and the federal laws of the United States of America.

        We consent to the use of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Securities and Exchange Commission promulgated under the Act.

Very truly yours,

/s/ Hofheimer Nusbaum, P.C.

Exhibit 23.1

Independent Auditors' Consent

The Board of Directors
Dollar Tree Stores, Inc.:

We consent to the use of our report incorporated herein by reference.

Our report refers to a change in the method of accounting for merchandise inventories from the first-in, first-out method to the average cost method. Our report also indicates the adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, and Financial Accounting Standards Board Interpretation No. 46, *Consolidation of Variable Interest Entities*.

/s/ KPMG LLP

Norfolk, Virginia
July 7, 2003